SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                       3DX Technologies Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                                88554G109
                              (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         October 14, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         198,468
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:         198,468

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
        198,468

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.75%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          82,041
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:          82,041

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     82,041

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.14%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          59,350
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    59,350

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      59,350

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.82%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:         16,150
     Owned by
         Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:          16,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     16,150

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.22%

14) Type of Reporting Person:                PN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:           -0-
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:          9,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       9,150

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.13%

14) Type of Reporting Person:                CO

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.L.C.
                         (13-3961810)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        157,541
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:        157,541

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     157,541

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.18%

14) Type of Reporting Person:                LLC

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         356,009
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:         365,159

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      365,159

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.06%

14) Type of Reporting Person:                IN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         356,009
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:         365,159

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      365,159

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.06%

14) Type of Reporting Person:                IN

Cusip No.:   88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         356,009
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:         365,159

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     365,159

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.06%

14) Type of Reporting Person:                IN

Cusip No.:  88554G109

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        198,468
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:       198,468

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      198,468

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.75%

14) Type of Reporting Person:                IN

Item 1.  Security and Issuer.
         This relates to the common stock (the "Common Stock") of 3DX Technologies Inc. (the "Company"), whose principal executive offices are at 12012 Wickchester, Suite 250, Houston, Texas 77079.
Item 2.  Identity and Background.
         (a)This statement is filed by (i) Centennial Associates, L.P. ("Centennial"), a Delaware limited partnership, with respect to Common Stock held by it; (ii) Centennial Energy Partners, L.P. ("Energy"), a Delaware
limited partnership, with respect to Common Stock held by it; (iii) Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Quadrennial
Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (v) Joseph H. Reich & Co., Inc. ("JHR & Co."), a
New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (vi) Centennial Energy Partners, L.L.C. ("Centennial LLC") with respect to shares of Common Stock held by each of the entities named in (ii) through (iv) bove, (vii) each of Joseph H. Reich, Peter K. Seldin, and G. Bryan Dutt with respect to shares of Common Stock held by each of the entities named in (i), (v) and (vi) above, and (viii) Tracy S. Nagler with respect to shares of Common Stock held by the entity named in (i) above. Centennial, Energy, Tercentennial and Quadrennial are collectively referred to herein as the "Partnerships". Centennial,
Energy, Tercentennial, Quadrennial, JHR & Co., Centennial LLC,  Mr. Reich,
Mr. Seldin, Mr. Dutt and Ms. Nagler are collectively referred to herein as the "Reporting Persons". The general partners of Centennial are Mr. Reich, Mr. Seldin, Mr. Dutt and Ms. Nagler. The general partner of each of Energy, Tercentennial and Quadrennial is Centennial LLC. Joseph H. Reich is the Managing Member of Centennial LLC. Peter K. Seldin and G. Bryan Dutt are non managing members of Centennial LLC who have been delegated the authority to invest in the securities of Energy, Tercentennial and Quadrennial. Mr. Reich
is the President, sole Shareholder and sole Director of JHR & Co.  Mr. Seldin
is the Vice President of JHR & Co.   Mr. Dutt is an Investment Manager of JHR
& Co. Mr. Seldin and Mr. Dutt have been delegated the authority to invest in the securities of the Managed Account. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
         (b)  The principal business address of each of the Reporting Persons is 900 Third Avenue, New York, New York 10022.
         (c)  The principal business of the Partnerships is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of JHR & Co. is that of providing administrative and management services to the Partnerships. The principal business of Centennial LLC is General Partner of the Partnerships. The present principal occupation of Mr. Reich is Managing General Partner of Centennial, Managing Member of Centennial LLC and President of JHR & Co. Mr. Seldin's present principal occupation is General Partner of Centennial, member of Centennial LLC and Vice President of JHR & Co. Mr. Dutt's present principal occupation is General Partner of Centennial, member of Centennial LLC and Investment Manager of JHR & Co. Ms. Nagler's present principal occupation is General Partner of Centennial.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)  The Partnerships are Delaware limited partnerships.   JHR & Co.
is a New York Corporation. Centennial LLC is a Delaware Limited Liability Company. Mr. Reich, Mr. Seldin, Mr. Dutt and Ms. Nagler are United States citizens.
Item 3.  Source and Amount of Funds or Other Consideration.
         The purchase price (including commissions, if any) of $304,220 for the 198,468 shares of the Common Stock purchased by Centennial was furnished from contributions made to Centennial by the partners of Centennial.
         The purchase price (including commissions, if any) of $540,326 for the 82,041 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
         The purchase price (including commissions, if any) of $580,450 for the 59,350 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
         The purchase price (including commissions, if any) of $129,125 for the 16,150 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.
         The purchase price (including commissions, if any) of $71,750 for the 9,150 shares of the Common Stock purchased by JHR & Co. was furnished from working capital of the Managed Account.
Item 4.  Purpose of Transaction.
         The purpose of the acquisition of shares of Common Stock by the Reporting Persons is for investment. Each may make further purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. None of the Reporting Persons has any plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.
Item 5.  Interest in Securities of the Issuer.
         (a) As of the date hereof, (i) Centennial owns beneficially 198,468 shares of the Common Stock, constituting approximately 2.75% of the shares outstanding (ii) Energy owns beneficially 82,041 shares of the Common Stock, constituting approximately 1.14% of the shares outstanding (iii) Tercentennial owns beneficially 59,350 shares of Common Stock, constituting approximately 0.82% of the shares outstanding, (iv) Quadrennial owns beneficially 16,150 shares of Common Stock, constituting approximately 0.22% of the shares outstanding, (v) JHR & Co. owns beneficially 9,150 shares of Common Stock, constituting approximately 0.13% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co, (vi) Centennial LLC owns beneficially 157,541 shares of Common Stock, representing the shares held by each of the entities named in (ii) through (iv) above, (vii) each of Joseph H. Reich, Peter K. Seldin and G. Bryan Dutt own beneficially 365,159 shares of Common Stock, representing the shares held by each of the entities named in (i), (v) and (vi) above, and (viii) Tracy S. Nagler owns beneficially 198,468 shares of Common Stock, representing the shares held by entity named in (i) above. In the aggregate, the Reporting Persons beneficially own a total of 365,159 shares of Common Stock, constituting approximately 5.06% of the shares outstanding. The percentages used herein are based upon the 7,218,177 shares of Common Stock stated by the Company to be outstanding as of July 31, 1997 in the Company's Form 10-Q filed with the SEC for the quarter ended June 30, 1997.
         (b) The Partnerships have the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by the general partners of the Partnerships. JHR & Co. has the power to dispose of the shares of Common Stock held by it in the Managed Account, which power may be exercised by the employess of JHR & Co. who have investment authority. Pursuant to an investment management agreement, the Managed Account client retains the right to vote the shares of Common Stock held in the Managed Account.
         (c) All open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto.
         (d) No person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Common Stock.
Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
              There is filed herewith as Exhibit 1 a written agreement
relating to the filing of joint acquisition statements as requested by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.
SIGNATURE    S
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  October 20, 1997     CENTENNIAL ASSOCIATES, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin,
                            General Partner

                        CENTENNIAL ENERGY PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner

                             QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin, Member
                            Centennial Energy Partners, L.L.C.
                            General Partner

                        JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President

                        CENTENNIAL ENERGY PARTNERS, L.L.C.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Member


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/G. Bryan Dutt
                            G. Bryan Dutt

                            /s/Tracy S. Nagler
                            Tracy S. Nagler

                                       Schedule A

OPEN MARKET TRANSACTIONS


  Date of               No. of Shares    Price Per Share
Transaction             Purchased\(Sold)      (Excluding Commissions, if any)


               Centennial Energy Partners, L.P.

October 13, 1997                    5,000             8.1250
October 14, 1997                    4,650             8.0000
October 14, 1997                   25,000             7.5000



               Tercentennial Energy Partners, L.P.


October 14, 1997                    4,650             8.0000
October 14, 1997                   16,700             7.5000




                    Quadrennial Partners, L.P.


October 9, 1997                    12,000             8.1667
October 14, 1997                    4,150             7.5000





             Joseph H. Reich & Co., Inc.

            October 13, 1997                    5,000             8.1250
October 14, 1997                    4,150             7.5000

EXHIBIT 1

            JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d - 1(f)(1)


         The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him/her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he/she or it knows or has reason to believe that such information is inaccurate.

Dated:   October 20, 1997                    /s/Peter K. Seldin
                                       Peter K. Seldin, as General
                                       Partner of Centennial
                                       Associates, L.P., and Member of
                                       Centennial Energy Partners,
                                       L.L.C., General Partner of
                                       Centennial Energy Partners,
                                       L.P., Tercentennial Energy
                                       Partners, L.P. and Quadrennial
                                       Partners L.P. and  as Vice
                                       President of Joseph H. Reich &
                                       Co., Inc.


                                       /s/Joseph H. Reich
                                       Joseph H. Reich


                                       /s/Peter K. Seldin
                                       Peter K. Seldin


                                       /s/G. Bryan Dutt
                                       G. Bryan Dutt


                                         /s/Tracy S. Nagler
                                       Tracy S. Nagler